Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna announces changes in management team

Vancouver, September 20, 2021 -- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) announces that Mr. David Volkert is voluntarily retiring as Fortuna’s Vice President of Exploration - Latin America effective September 30, 2021.

Jorge A. Ganoza, President and CEO, commented, “On behalf of the Board and management I want to thank David for his passion and dedication in carrying out Fortuna’s exploration programs for the past five years. We wish him well.” Mr. Ganoza added, “With the promotions of Paul Weedon as Senior Vice President Exploration for the corporation and David Whittle as Vice President Operations West Africa we continue to draw from the exceptional pool of talent of the corporation. Both Paul and David are seasoned mining executives with proven track records and leadership in their respective fields.”

Paul Weedon, Fortuna’s Vice President of Exploration - West Africa, has been appointed Senior Vice President of Exploration, effective October 1, 2021. Paul is a senior geologist with 30 years of international mining industry experience in exploration, development and production in Africa and Australasia spanning different types of geologic environments and precious metals deposits. Prior to working at Roxgold Inc. before the business combination with Fortuna was completed, Paul worked in several African countries, Australia and New Zealand across multiple roles of increasing responsibility in junior and senior mining companies.

David Whittle, General Manager of Operations at the Yaramoko Mine, has been promoted to Vice President of Operations - West Africa, effective October 1, 2021. David has been responsible for Yaramoko’s operational performance for the past two years and has implemented strategies to drive costs down and improve efficiency at the mine. David is a proven leader with over 30 years of mining operations experience across several mining methods, commodities and locations including the United Kingdom, South Africa, Australia, Papua New Guinea, Fiji, Saudi Arabia and Russia.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and an advanced development project in Côte d’Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com